Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership

Taoping Holdings Limited	British Virgin Islands	100%
Taoping Group (China) Ltd.	Hong Kong	100%
Information Security IoT Tech. Co., Ltd.	PRC	100%
TopCloud Software (China) Co., Ltd.	PRC	100%
Information Security Tech. (China) Co., Ltd.	PRC	100%
Biznest Internet Technology Co., Ltd.	PRC	100%
iASPEC Bocom IoT Tech. Co., Ltd.	PRC	100%
Taoping New Media Co., Ltd.	PRC	100%
Fujian Taoping Investment Co., Ltd.	PRC	100%
Taoping Industrial (Yunnan) Co., Ltd.	PRC	100%
Skyladder Group Limited.	Hong Kong	100%
Skyladder (Tianjin) Technology Development Co., Ltd.	PRC	100%
Shenzhen Smart Skyladder IoT Co., Ltd.	PRC	100%
Tianjin Zeyuan Elevator Co., Ltd.	PRC	100%
Skyladder New Century (Tianjin) IoT Technology Co., Ltd.	PRC	100%
Tianjin Weida Elevator Co., Ltd.	PRC	100%